Exhibit 99

                   [LETTERHEAD OF MILLENNIUM PARTNERS, L.P.]


BY FEDEX AND FAX


April 2, 2002

William M. Apfelbaum, Chairman
Mitchell Cannold, President, CEO, Director
Christopher J. Cardinali, Senior Vice President, Director
Peter G. Diamandis, Director
Glenn S. Meyers, Director
G. Bruce Redditt, Director
Peter Sealey, Ph.D., Director
Peter Huie, General Counsel, Secretary
L90, Inc.
4499 Glencoe Avenue
Marina del Rey, CA 90292
Fax: 310-578-9942


                          L90 Inc ("L90" or the "Firm")

Dear Sirs,

I write on behalf Millennium Partners LP ("Millennium"), the beneficial owner of 1,472,925 shares of L90, or approximately 5.9% of shares outstanding, held in the name of Millenco LP, a subsidiary of Millennium. This letter is intended to communicate the concerns of Millennium, as a substantial shareholder, to the Board of Directors ("the Board"), and to begin what will hopefully be a productive dialogue addressing the future of L90.

During late 2001, following continued difficulty in the online advertising industry, L90 faced considerable uncertainty as to whether its operations constituted a viable, profitable business going forward. In light of these challenges, the proposed merger with eUniverse, announced on January 3, was a well-structured attempt by the Board to realize the maximum value for L90 shareholders. Millennium applauded this action.

Under the proposed merger agreement between eUniverse and L90, eUniverse would have acquired a portion of L90's operations, along with the corporate entity, for a small consideration, while the bulk of L90's liquid assets would have been returned to shareholders. The resulting value to be realized by L90 shareholders was substantially more than the price at which their stock had been trading for a long period preceding the announcement of the merger. This premium strongly illustrates the value unlocked by the proposed transaction.

As all of us are aware, events since the announcement of the merger have been less smooth. The SEC investigation has derailed the eUniverse transaction and has prompted the resignation of L90 founders and

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management. In its wake, these events have left behind substantial uncertainty regarding the ultimate fate of the Firm. Shareholders, including Millennium, are understandably concerned. Millennium sympathizes with the Board regarding the challenges it is currently facing, but urges the Board to crystallize its intentions for the future.

In light of recent events, Millennium proposes that the Board, as fiduciary for shareholders, undertake the following steps to maximize shareholder value:

     1) First and foremost, the Board should expedite a rapid resolution of the SEC investigation.

     2) Following resolution of the SEC's concerns, the Board should undertake an asset sale agreement with eUniverse, under which eUniverse would acquire substantially the same assets as it had planned to purchase under the original merger agreement, for roughly the same consideration. Millennium has had repeated conversations with eUniverse management, during which eUniverse has reiterated a commitment to completing the purchase of L90 assets, as long as eUniverse could be freed from the uncertainty in transaction timing and in corporate liability, both bought by the SEC investigation and related events.

     3) In association with the asset sale agreement, the Board should adopt a plan of liquidation and dissolution, under which remaining assets would be realized, liabilities would be resolved, and remaining cash would be distributed to shareholders. As an initial step of the liquidation, following shareholder approval, the Board should declare a $1 per share cash dividend. This dividend would promptly display the Board's commitment to maximize value for shareholders.

Millennium would like to make the more general point that we do not see L90 as a viable stand-alone firm. The Board should dedicate itself to selling the Firm or to adopting a plan of dissolution, including the return of cash. L90 stock trades at over a -40% discount to the Firm's balance sheet cash, and makes the market's verdict abundantly clear: the ongoing business of L90 destroys shareholder value. The only reasonable means for remedying this situation and thereby regaining the Firm's credibility is a sale of the Firm or a distribution of the Firm's cash and liquidated assets. Considering the uncertainty generated by L90's recent travails and the general difficulties it has encountered throughout its business life, the Board of Directors must appreciate that embarking on an independent course is adventurous and will provoke organized protest from L90 shareholders.

L90 is a troubled firm. Shareholders deserve nothing less than clarity and full disclosure. Whatever course the directors choose for L90, shareholders deserve to hear an unequivocal plan of future action.

I look forward to hearing your thoughts on this matter and beginning a productive dialogue between Millennium and the Board of L90. If you would like to contact me by telephone the number is 212-841-4195, and by email the address is eberk@mlp.com. In my absence, my associate, Robert Knapp, is available at 212-841-4194 or at the email address rknapp@mlp.com.


Kind Regards,

/s/ Elliot Berk

Elliot Berk
Portfolio Manager


/s/ Robert Knapp

Robert Knapp
Managing Director